82-3430

03003676

PRESS RELEASE

TIOMIN RESOURCES INC.

03 FEB -6 AM 7:21

TSE: TIO

January 28, 2003

PUBLICATION IN GOVERNMENT OF KENYA GAZETTE AND LOCAL NEWSPAPERS OF NOTICE DESCRIBING MINING LEASE APPROVAL FOR THE KWALE TITANIUM PROJECT

SUPPL

TORONTO, CANADA:

Tiomin Resources Inc. is pleased to confirm the notice describing the mining lease approval for the Kwale titanium project has been published in the Government of Kenya Gazette on Friday January 24, 2003. In addition, the first of three ads in a local newspaper as required by regulations appeared in The Daily Nation on Wednesday, January 23, 2003. The Kwale mining lease becomes effective following a 90-day gazetting period.

The Government of Kenya approved Tiomin's application for a 16-year lease to mine the Kwale titanium-bearing heavy mineral sands deposit in mid-December. The 200 million tonne resource found on three dunes located on its exploration licence hosts 4 million tonnes of ilmenite, 1 million tonnes of rutile and over 600,000 tonnes of zircon. The exploration potential for additional buried mineralization remains untested.

Both rutile and ilmenite are sources of titanium dioxide used primarily to produce pigments while zircon is widely used for ceramic glazing, refractory materials and electronics. The Kwale deposit, located approximately 60 kms south from Mombasa and 10 kms inland from the coast benefits from excellent local infrastructure.

The recent approval of the Environmental Management Plan by the National Management Authority brings the Kwale project one step closer to construction.

Kenya's Foreign Affairs Minister Kalonzo Musyoka was quoted in the Nation newspaper on January 28th stating the project would "immensely boost" the economy. He said Narc's campaign policy paper for the Coast region was that the project would be allowed to go on. "We want to address this issue in an honest and transparent manner. This project will be one of the major investments in Kenya and the government will fully support it," Mr. Musyoka said.

The Kwale deposit is the smallest of its four titanium-bearing mineral sands deposits discovered through exploration beginning in 1995. Tiomin intends to sequentially develop these deposits transforming Kenya into a significant titanium producer for world markets.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.

ACCESS PREVIOUS TIOMIN PRESS RELEASES ON OUR WEBSITE: www.tiomin.com

dw 2/10